 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number:  001-162171

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tanker Shipping Limited (the "Company"), dated August 6, 2010, containing the Company's report for the second quarter of 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009 and Form F-3ASR (Registration No. 333-158212) filed on March 26, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: August 6, 2010	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tanker Shipping's Report for the 2nd Quarter 2010. Company Announces Dividend for the 52nd Consecutive Quarter. Plans Further Vessel Acquisitions. No Equity Issues Contemplated.

Link to the complete 2Q10 dividend report: http://hugin.info/201/R/1436346/381463.pdf

Hamilton, Bermuda, August 6, 2010

Nordic American Tanker Shipping Ltd. ("NAT" or "the Company") today announced that the dividend for 2Q10 was $0.60 per share which is the same as for 1Q10. At a time when several shipping companies produce negative results, the Board of Directors is pleased to announce that NAT turned in a solid net income in 2Q10. We expect that the fleet of NAT will reach a minimum of 20 vessels by the end of 2011. We have no plans to tap the equity markets to fund this expansion, since the Company currently has ample financial resources to reach a fleet of 24 vessels.

The Company will pay the dividend on or about September 2, 2010, to shareholders of record as of August 20, 2010. Since the autumn of 1997, when the company's first three vessels were delivered, NAT has always paid a quarterly dividend; the total dividends paid through the second quarter of 2010 amount to $41.34 per share.

The Key points:

•	A dividend of $0.60 per share has been declared for 2Q10 - the same as for 1Q10. Earnings per share in 2Q10 were $0.17 as compared to $0.21 in 1Q10.
•
In April, 2010, NAT entered into an agreement with Samsung Heavy Industries Co., Ltd, to build two suezmax tankers of 158,000 dwt each to be delivered in the third and fourth quarters of 2011. The purchase price for the two vessels is in aggregate $129.5m. Generally, the values of newbuildings have risen somewhat since we signed our agreement with Samsung Heavy Industries Co., Ltd.

•
The Company consolidated its commercial operations during the second quarter. Our vessels that are traded in the spot market are now in the Gemini suezmax cooperative arrangement. Of the 16 vessels that our company currently operates, 15 are in the spot market.

•	The Company has no net debt and does not engage in any type of derivatives.
•	So far in 3Q10, the spot tanker market is lower than in 2Q10.

Fleet Expansion and Accretion

During 2Q10, we have seen some appreciation of asset values in the secondhand market for vessels. Initial Public Offerings (IPOs) have contributed to this development, which is now abating. Investors have become more discerning about the quality of shipping companies in which they invest.

We are in a good position to take advantage of strong shipping markets, which will mean increased dividend payouts. If markets are weak, we will be ideally positioned to grow our fleet accretively.

During 2009, NAT agreed to acquire four vessels which have been delivered to the Company. As indicated above, the fleet is expected to stand at a minimum of 20 vessels late in 2011.

The expansion of the Company has improved our position relative to that of some of our competitors who have had a difficult time coping with the consequences of the international financial crisis.

Dividend Capacity

At present ship values, the Company has ample financial capacity to increase its fleet to 24 vessels without tapping the equity market.

The Company will continue to keep a strong balance sheet with no or little net debt. However, in a weaker market environment the Company is prepared to add some debt to the balance sheet, assuming a slightly higher financial risk.  This does not imply any change in the strategy of the Company and non-retiring debt continues to be an integral part of the business model of Nordic American.

With all but one vessel (the Gulf Scandic which will be redelivered to us in November 2010) operating in the spot market, the Company is in a position to reap the benefits of a potential upswing in the tanker market.

Below is a chart indicating the annual dividend capacity based on a fleet of 20 vessels and 24 vessels at different spot market rates.

Link to the complete 2Q10 dividend report: http://hugin.info/201/R/1436346/381463.pdf

The above is based on 355 income days per vessel per year. The net debt is about $7m per vessel with a cash break-even level of $11,300 per day per vessel for a 20 vessel fleet. The same numbers for a 24 vessel fleet are $16m per vessel and $12,300 per day per vessel.  The numbers show the substantial dividend capacity of NAT.

When the freight market is above the cash break-even level, the Company can be expected to pay a dividend. The breakeven rate is the amount of average daily revenues our vessels would need to earn in the spot market in order to cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

The annual spot rates as reported by R.S. Platou Economic Research a.s. show that during the last 10 years up to the end of 2009, 7 years have produced about $40,000 on average per day per ship or better. This is reflected in the graph later in this report.

Typically, our dividend correlates with the suezmax spot freight rates. Going forward, we can expect that spot suezmax freight rates may fluctuate in an unpredictable manner.

The lack of commercial bank financing and higher margins on shipping loans are challenging for debt-laden shipping companies. By having no or little net debt, NAT is better positioned to navigate the financial seas, as we believe that is in the best interests of our shareholders.

Our primary objective is to maximize total return[1] to our shareholders, including maximizing our quarterly cash dividend.

The Company has further acquisitions under evaluation and will work to continue to strengthen its position compared with that of its competitors.

Financial Information

The Board has declared a dividend of $0.60 per share in respect of 2Q10 to shareholders of record as of August 20, 2010.  Because of the strong financial position of the Company, it is appropriate that shareholders at this time receive an extra $0.10 above the dividend of $0.50 per share warranted by the operating cash flow. Therefore, a dividend of $0.60 per share has been declared for 2Q10 - the same as for 1Q10.  The average number of shares outstanding for the second quarter of 2010 was 46,898,782.  The market capitalization of the Company stood at $1.37 billion as of August 5, 2010.

Net income from continuing operations was $0.22 per share in 2Q10. Reported net income for 2Q10 came to $7.9m, or $0.17 per share (EPS), compared to reported net income of $9.5 million or $0.21 per share for 1Q10. Total one-time charges during 2Q10 constitute $0.05 per share including loss of hire related to the Nordic Hunter and a one-time bonus of $0.9m spread across all employees of NAT and the manager, including a total of $60,000 to non-executive members of the Board. At this time there is no incentive scheme in place for employees or for the Board.

The Company's operating cash flow[2] was $24.0m for 2Q10, compared to $28.4m for 1Q10.

We consider our general and administrative costs per day per ship to be at a low level. We also continue to concentrate on keeping our vessel operating costs low, while always maintaining our commitment to safe vessel operations. We have focus on the cost advantages of operating a homogenous fleet.

At the time of this report, the Company has no net debt and has a revolving credit facility of $500 million. The credit facility, which matures in September 2013, is not subject to reduction by the lenders and there is no obligation to repay principal during the term of the facility. The Company pays interest only on drawn amounts and a commitment fee for undrawn amounts. In June 2010, as a cautionary measure, the Company drew $200m (of the $500m available) on the credit facility as is reflected in the balance sheet as per end June. At the time of this report we have repaid $150m of the amount drawn.

For further details on our financial position for the periods of 2Q10, 1Q10, 4Q09, and for the six months ended June 30, 2010 and 2009, please see later in this release.

The Fleet

The Company has 16 trading vessels.

By way of comparison, in the autumn of 2004, the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. At the end of 2009 we had 15 vessels in operation. At the end of June 30, 2010 we have 16 vessels in operation. The Company is expected to have a fleet of minimum 20 vessels by the end of 2011. Please see the fleet list below. We expect that the expansion process will continue and that further vessels will be added to our fleet.

Vessel	Dwt	Employment
Gulf Scandic	151,475	Fixed charter until November 2010
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Nordic Sprite	147,188	Spot
Nordic Grace	149,921	Spot
Nordic Mistral	164,236	Spot
Nordic Passat	164,274	Spot
Newbuilding 1	163,000	*)
Newbuilding 2	163,000	Delivery expected by end October, early November 2010
Newbuilding 3	158,000	Delivery expected in 3Q11
Newbuilding 4	158,000	Delivery expected in 4Q11
Total	3,136,410

*)  We have not accepted delivery of this newbuilding because the vessel has not been demonstrated to comply with the specifications and the contract. Accordingly, NAT has not taken delivery because the vessel is affected by major deficiencies and is not in a deliverable condition under the contract. The seller has declined several requests from us to rectify the deficiencies, and have instead elected to cancel the contract. NAT will seek to recover in full all payments made to the seller under the contract and any losses which NAT incurs as a consequence of the seller's failure to deliver the vessel according to the contract.

Total offhire for 2Q10 was 48 days, of which 47 days are associated with the Nordic Hunter which was at yard in Quingdao in China. The planned yard stay was part of our long term strategy concerning maintenance of the Company's assets. Nordic Hunter is now back in service, having fully upgraded the vessel's ballast tanks and heating coils. The vessel is now in excellent condition.

There are no drydockings scheduled for the 3rd quarter 2010.

World Economy and the Tanker Market

In our quarterly reports to shareholders we have often stressed the significance of the development of the world economy for the tanker industry. The outlook for the world economy is presently uncertain.

We have seen an increase in both westbound and eastbound sailings from the Middle East during 2Q10, relative to 1Q10, which is a positive development.

For NAT, an improved freight market can be expected to result in a higher dividend, whilst a declining freight market could represent attractive fleet growth opportunities. As a matter of policy the Company does not attempt to predict future spot rates.

The average daily rate for our spot vessels was $28,800 per day net to us during 2Q10 compared with $32,400 per day for 1Q10.

Link to the complete 2Q10 dividend report: http://hugin.info/201/R/1436346/381463.pdf

The graph above shows the average yearly spot rates since 2000 and the rates for 1Q10 and 2Q10 as reported by R.S. Platou Economic Research a.s.  The rates as reported by shipbrokers and by Imarex may vary from the actual rates we achieve in the market, but these rates are in general a good indication of the Company's earnings.

Strategy going forward

We believe that the operating model of the Company is working to the benefit of our shareholders.

Financial turmoil and depressed shipping markets may represent attractive opportunities for expansion.

Our objective is to have a sustainable strategy that is flexible for both a strong market and a weak market. Thus, the Company essentially has the following strategic position going forward:

If the market is strong, good results and dividends can be expected.  If the market is weaker, dividends will be lower. However, if rates remain down for a while, the Company is in a position to buy ships inexpensively by historical standards, paving the way for even higher dividends when the market strengthens again.  Several publicly traded tanker companies have significant net debt which could make it difficult for them to buy vessels in a weak market. In this way, the Company has covered both scenarios.

Our policy is to grow when it is profitable and accretive to do so; that is, after an acquisition of vessels or other forms of expansion, the Company should be able pay a higher dividend per share and produce higher earnings per share than had such an acquisition not taken place.

We believe that our full dividend payout policy will continue to enable us to achieve a competitive cash yield compared with that of other tanker companies.

We encourage investors wishing to receive dividends and to have exposure to the tanker sector to assess our model and invest in our Company.

Our Company is well positioned. To the best of our ability we shall endeavor to safeguard and further strengthen this position for our shareholders in a deliberate and transparent way.

[1]  Total Return is defined as stock price plus dividends, assuming  dividends are reinvested in the stock

[2]  Operating cash flow is a non-GAAP number.  Please see later in this announcement for a reconciliation of operating cash flow to income from vessel operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, CFO
Nordic American Tanker Shipping Limited
Tel:  + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291